Exhibit C

Issuer Name: Dolphin Entertainment
Client Name: William O'Dowd
Symbol: DLPN
Start Date: 4/1/2025
End Date: 11/15/2025

Rule 10b5-1 Purchase Plan and Client Representations

I, William O'Dowd("Purchaser") hereby establish this Purchase Plan ("the Plan") to purchase, commencing on the date specified below, shares of the common stock ("Shares") of Dolphin Entertainment Inc. ("Issuer"), pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). I request that Maxim Group LLC ("Maxim") execute the Plan as set forth below.

With respect to a Purchaser who is an officer or director of the Issuer, no transactions shall occur pursuant to this Plan prior to the later of (i) 90 days after the Adoption Date; or (ii) two business days following the disclosure of the Issuer's financial results in a Form 10-Q or Form 10-K (or Form 20-F or Form 6-K for a foreign private issuer) for the fiscal quarter in which the plan was adopted. With respect to a Purchaser who is not an officer or director of the Issuer, no transactions shall occur pursuant to this Plan prior to 30 days after the Adoption Date.

1. Purchase Instructions

1.1 Starting on [4/1/2025] and ending on [11/15/2025]:

[X] purchase $5,000 worth of shares per week, on or about the first trading day each week, with no limit price on the principal exchange or market on which the Shares are traded (the "Exchange");

[ ] purchase Shares pursuant to the following table:

Start Date	End Date	Share Quantity	Purchase Price at or below "Limit"
	Total:		

1.2 Carry forward provision (optional):

[ ] Any Shares not purchased in a given time period as set forth above, because the parameters (e.g., specified purchase price) under the Plan were not met, will carry forward to future bi-monthly periods until purchased.

2. Account Credit

In the event any scheduled purchase of Shares is not executed as provided for in Section 1 (or Section 3, if applicable) of the Plan, upon Maxim's knowledge of such event, Maxim will purchase Shares that should have been purchased as soon as reasonably practicable and permissible pursuant to the terms of the Plan.

3. Suspension

3.1 If Maxim must suspend purchases allocated under the Plan, pursuant to Section 1 above, on a particular day for any of the following reasons:

1. a day specified by the Plan is not a day on which the Shares trade regular way on the Exchange;

2. trading of the Shares on the Exchange is suspended for any reason;

3. there is insufficient volume for any or all of the Shares at or below the specified price;

4. Maxim cannot effect a purchase of Shares due to legal, regulatory or contractual restrictions applicable to it or to me; or

5. Maxim is notified in writing by the Issuer that a purchase of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to me;

then Maxim will resume purchases in accordance with the Plan as promptly as practicable after (a) Maxim receives notice in writing from the Issuer that it may resume purchases in accordance with Section 1 of the Plan in the case of the occurrence of an Event described in 3.1.4 and 3.1.5 above or (b) Maxim determines, in its sole discretion, that it may resume purchases in accordance with the Plan in the case of the occurrence of an Event described in 3.1.1, 3.1.2, and 3.1.3.

3.2 Shares allocated under the Plan for purchase during the period when trading was suspended (check one of the following):

[X] will not be purchased

[ ] will be purchased as soon as possible once trading under the Plan resumes

[ ] will be carried forward to be purchased with the next amount of Shares to be purchased in accordance with Section 1 of the Plan

4. Termination

The Plan shall terminate on the earliest to occur of the following:

4.1 the termination date listed above;

4.2 the completion of all purchases contemplated in Section 1 of the Plan;

4.3 my or Maxim's- reasonable determination that: (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws; (b) I have not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) I have made misstatements in my representations or warranties in Section 8 herein;

4.4 receipt by Maxim of written notice from the Issuer or me of: (a) the filing of a bankruptcy petition by the Issuer; (b) the closing of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

4.5 receipt by Maxim of written notice of my death or legal incapacity;

5. Execution, Average Pricing and Pro Rata Allocation of Purchases

5.1 If my order to purchase Shares pursuant to the Plan, whether market or limit, is handled by a Maxim trading desk, my order shall be handled as "not held". A "not held" or "working order" permits a Maxim trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order. This provision shall only apply to orders handled by a Maxim trading desk.

5.2 Maxim may execute my order: (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate my order with other orders for other purchasers of the Issuer's securities that may or may not have been accepted pursuant to a Rule 10b5-1 purchase plan, execute them as a block or in multiple smaller transactions, and allocate an average price to each purchaser.

5.3 When orders are aggregated, Maxim shall allocate the shares purchased pro rata among the purchasers, based on the ratio of (x) the shares to be purchased and (y) the sum of all proceeds used to purchase shares, and Maxim will provide each purchaser an "average price confirmation" that identifies the amount of securities purchased for the applicable purchaser together with an average price for purchases.

6. **Stock Splits/Reincorporation/Reorganizations**

6.1 In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be purchased will be adjusted proportionately.

6.2 In the event of a stock dividend or spin-off, the quantity and price at which the Shares are to be purchased will be adjusted as instructed by the Issuer. Any adjustment shall only become effective upon receipt by Maxim of written notice from Issuer as to the occurrence of the dividend or spin-off, as well as specific instructions as to the adjustment to the quantity and price at which Shares are to be purchased.

6.3 In the event of a reincorporation or other corporate reorganization resulting in an automatic share-for-share exchange of new shares of the Issuer for the Shares subject to the Plan, then the new shares will automatically replace the Shares originally specified in the Plan.

7. **Indemnification; Limitation of Liability.**

7.1 The Purchaser agrees to indemnify, defend and hold harmless Maxim (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorneys' fees and costs) (together, "Losses") arising out of or attributable to: a.) any actions taken or not taken by any of them in connection with this Plan, b.) any material breach by the Purchaser of its obligations under this Plan, c.) the material incorrectness or inaccuracy of any of the Purchaser's representations and warranties in this Plan, d.) any material violation by the Purchaser of applicable laws or regulations relating to this Plan or the transactions contemplated by this Plan; and e.) any exercise of Options if cash is not available to pay the exercise price of such Options. This indemnification will survive the termination of this Plan. The Purchaser will have no indemnification obligation for Losses arising primarily and directly, as determined by a court of competent jurisdiction, not subject to appeal, from the gross negligence or willful misconduct of Maxim or any other indemnified person.

7.2 Regardless of any other term or condition of this Plan, Maxim will not be liable to the Purchaser for: (a) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, including but not limited to lost profits, lost savings, loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (b) any failure to perform or for any delay in performance, including the failure to execute transactions pursuant to this Plan. In addition, Maxim will not be liable to the Purchaser in the event sales of Stock made in accordance with the terms of this Plan violate the Issuer's insider trading policies. This limitation of liability will survive the termination of this Plan.

8. **Client Representations**

In consideration of Maxim accepting orders to buy securities under a written plan that I have established to meet the requirements of Rule 10b5-1 under the Exchange Act, I make the following representations, warranties and covenants:

8.1 I have established the Plan in good faith, in compliance with the requirements of Rule 10b5-1, and at a time when I was not in possession of material nonpublic information about the Issuer, whose securities are the subject of the Plan, and I shall act in good faith with respect to the Plan.

8.2 I have consulted with legal counsel and other advisors in connection with my decision to enter into the Plan and have confirmed that the Plan meets the criteria set forth in Rule 10b5-1.

8.3 Except as provided in the Plan and while the Plan is in effect, I confirm that:

1. I will not engage in an offsetting or hedging transaction in violation of Rule 10b5-1; and
2. I agree to notify Maxim in advance of any sales or purchases of any of the Issuer's securities or any derivative transactions on the Issuer's securities.

8.4 I understand that while my plan is in effect, I may not disclose to those executing my plan at Maxim any information concerning the Issuer that might influence Maxim's execution of the Plan.

8.5 Compliance with insider trading policies.

1. The Plan does not violate the Issuer's insider trading policies.

2. I have informed the Issuer of the existence and provisions of the Plan, and, if necessary under the Issuer's insider-trading policies, authorized representatives of the Issuer have approved the Plan and retained a copy of the Plan.

3. I hereby instruct Maxim to send duplicate copies of confirmations of all transactions executed pursuant to the Plan to the Issuer, Attention: General Counsel.

8.6 Compliance with Rule 10b-18: I

understand and agree:

1. if I am an affiliate or control person under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended, than all purchases of securities under the Plan will be in accordance with Rule 10b-18;

2. no purchase is permitted until after the opening transaction and that no purchase can occur during the one-half hour before trading is scheduled to terminate;

3. the purchase amount, other than a block purchase, is limited daily to the higher of (i) 100 Shares or (ii) 25% of the average daily trading volume in the preceding four calendar weeks. Block purchases by the issuer must be subtracted in computing the average daily volume;

4. no purchase may be made at a price higher than the current independent bid or last independent sale whichever is higher.

5. I agree to make or cause to be made all necessary filings, including filings pursuant to Section 13 and Section 16 of the Exchange Act, and any other filings necessary pursuant to the Securities Act and/or the Exchange Act.

6. I agree to inform Maxim as soon as possible of any subsequent restrictions imposed on me due to changes in the securities (or other) laws or of any contractual restrictions imposed by or on the Issuer, which would prevent Maxim or me from complying with the Plan.

8.7 Delivery requirements.

1. I agree to have delivered into the custody of Maxim prior to the date of execution of any purchases specified under the Plan necessary funds to settle the intended purchases under the Plan.

2. I agree that Maxim's obligation to execute purchases under the Plans is conditioned on the satisfaction of the foregoing delivery requirements.

9. Modification

The Plan may be modified or amended only upon:

1. the written agreement of myself and Maxim; and

2. the receipt by Maxim of written confirmation that I have signed to the effect that the representations, warranties and covenants contained in my Client Representations, dated the date hereof, are true as of the date of such written confirmation.

10. Counterparts

The Plan may be signed in counterparts, each of which will be an original.

11. Entire Agreement

The Plan and my Client Representations set forth herein together constitute the entire agreement between me and Maxim with respect to the subject matter hereof and supersede any prior agreements or understandings regarding the Plan.

12. Notices

All notices given by the parties under this Plan will be as follows:

If to Maxim:

Compliance Department
Maxim Group LLC
300 Park Avenue, 16th Floor
New York, NY 10022

If to me:

William O'Dowd
[redacted]

13. Officer & Director Equity Service

If you are subject to the reporting requirements of Section 16 of the Exchange Act, complete the following Section 13 to have transaction information for open market transactions under the plan forwarded to a designated third party.

13.1 I authorize Maxim to transmit transaction information via fax and/or email for open market transactions and transactions under the Plan (sales and purchases) to:

Name: Mirta Negrini	Name: Nicole Pena
Title: Chief Financial Officer	Title: General Counsel
Organization: Issuer	Organization: Issuer
Fax:	Fax:
Tel.: 305-774-0407	Tel.: 786-303-1865
e-mail: mirta@dolphinentertainment.com	e-mail: Nicole@dolphinentertainment.com

13.2 Reasonable efforts will be made to transmit transaction information for open market transactions under the Plan (purchase or sale) by the close of business on the day of the purchase or sale, but no later than the close of business on the first trading day following the

purchase or sale.

13.3 I acknowledge that Maxim: (1) has no obligation to confirm receipt of any email or faxed information by the designated contact and (2) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Securities Exchange Act of 1934. If any of the above contact information changes, or I would like to terminate this authorization, I will promptly notify Maxim in writing.

13.4 I further authorize Maxim to transmit transaction information to a third party service provider who will make the information available to my designated representative(s) listed above.

14. Governing Law

This Plan will be governed by and construed in accordance with the internal laws of the State of New York.

By: William O'Dowd

Name: William O'Dowd

Date: 12/26/24

Acknowledged and Agreed this 26th day of December, 2024:

Maxim Group LLC

By: ______________________
Name:
Title:

Annex A –Issuer Certificate

This Annex A may not be amended except in accordance with the Plan.

1. The Issuer certifies that it has approved, and retained a copy of, the Purchase Plan relating to the Shares (the "Plan") between William O'Dowd ("Purchaser") and Maxim Group LLC ("Maxim") relating to the common stock of the Issuer (the "Shares").

2. The Plan is consistent with Issuer's insider trading policies, and, to the best of Issuer's knowledge, there are no legal, contractual or regulatory restrictions applicable to Purchaser as of the date of this representation that would prohibit Purchaser from entering into the Plan or affecting any purchase of Shares pursuant to the Plan.

Dated: 12/26/24

By: Nicole Pena

Name: Nicole Peña

Title: General Counsel